[redacted]

2/27/06

SEC 06002248 ISSION

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SEC FILE NUMBER
8- 52590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partnervest Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

203 Chapala St. Suite A
(No. and Street)

Santa Barbara	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Hyman (805) 966-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGowan Guntermann
(Name – *if individual, state last, first, middle name*)

509 E. Montecito St.	Santa Barbara	CA	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Hyman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Partnervest Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth R. Hyman
Signature

President and CEO
Title

Notary Public

LORI COLE
Commission # 1537407
Notary Public - California
Santa Barbara County
My Comm. Expires Jan 19, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERVEST SECURITIES, INC.

FINANCIAL STATEMENTS
December 31, 2005

INDEPENDENT AUDITOR'S REPORT TO THE SECURITIES AND EXCHANGE COMMISSION

PARTNERVEST SECURITIES, INC.

December 31, 2005

TABLE OF CONTENTS

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Partnervest Securities, Inc.

We have audited the accompanying statement of financial condition of Partnervest Securities, Inc., (the Company) a wholly-owned subsidiary of Partnervest Financial Group LLC, as of December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partnervest Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGowan Guntermann

February 15, 2006

PARTNERVEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$ 155,547
Deposits with clearing organizations	25,000
Accounts receivable	112,848
Prepaid expenses	27,863
TOTAL ASSETS	$ 321,258

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to representatives	$ 86,635
Other accrued liabilities	78,767
Total Liabilities	165,402
Stockholder's Equity	
Common stock, $0.0001 par value, 1,000 shares authorized, issued, and outstanding at December 31, 2005	-
Additional paid-in-capital	104,205
Retained earnings	51,651
Total Stockholder's Equity	155,856
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 321,258

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUE		
Commission income	$	2,490,349
Advisory income		660,165
Other income		4,784
Interest		7,479
Total Revenue		3,162,777
EXPENSES		
Representative commissions		1,978,644
Fees and renewals		61,680
Insurance		8,964
Broker charges		35,735
Advisor fees		569,384
Professional		9,150
Allocated overhead		487,597
Other		2,616
Total Expenses		3,153,770
Income before Taxes		9,007
Provision for Income Taxes		1,472
Net Income	$	7,535

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2004	1,000	$ -	$ 104,205	$ 44,116	$ 148,321
Net income	-	-	-	7,535	7,535
Balance at December 31, 2005	1,000	$ -	$ 104,205	$ 51,651	$ 155,856

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	7,535
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in:		
Accounts receivable		(49,487)
Prepaid expenses		18,131
Accrued liabilities		37,782
NET CASH PROVIDED BY OPERATING ACTIVITIES		13,961
CASH - Beginning of year		141,586
End of year	$	155,547
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$	210
Cash paid for income taxes	$	1,163

The accompanying notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

A. Organization and Related Party Transactions

Partnervest Securities, Inc. (the Company, PSI), was incorporated in the State of Delaware on November 9, 1999. The Company is a wholly-owned subsidiary of Partnervest Financial Group, LLC (PFG). The purpose of the Company is to perform broker-dealer services for investors and the advisors who serve them. The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. It does not hold customer funds nor safekeep customer securities. The Company's corporate office is at 203 Chapala Street, and in 2005 added a sales office at 9 West Figueroa Street; the Company has 11 branch offices, primarily in California.

The Company has an expense agreement with PFG, the parent company of Partnervest Securities, Inc. The agreement calls for PFG to provide certain administrative goods, services, and overhead to the Company. PSI is solely responsible for its own expenses, and any expenses reasonably attributable to PSI and which are paid by PFG shall either be reflected on the financial statements of PSI or subject to an exemption from being reflected on such books in accordance with NASD Notice to Members 03-63 and other applicable laws and regulations.

During 2005 the Company reimbursed PFG for $515,056 of overhead expenses, of which $49,891 was still owed and accrued at year end. Additionally, PSI reimbursed PFG $41,235 for payments to corporate representatives. At year end $58,747 was payable to PFG.

The Company paid Partnervest Advisory Services (PAS), a related company through common ownership, $557,318 for advisory services performed and billed to its customers. Additionally, $125,347 was paid during 2005 to PAS for payment to representatives. At year end $16,328 was payable to PAS.

B. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

C. Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

D. Concentration of Securities Services

The Company has a clearing agreement with one securities corporation to handle all of their security transactions.

E. Income Taxes

The Company is a C corporation and files income tax returns for federal and state income tax purposes. Income tax assets, liabilities, expense and deferred taxes are computed under the liability method described in Financial Accounting Standards Board Standard 109 (FASB 109).

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates. At this time there are no differences.

Income tax expense consists of the following:

Current:	
Federal	$ 1,472
California	-
Total Income Tax Expense	$ 1,472

F. Regulatory Requirements

As a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule) which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6.66% of aggregate indebtedness, both as defined by the Rule. At December 31, 2005, the Company had net capital of $97,027, which was $86,001 in excess of its required net capital of $11,026.

PARTNERVEST SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3□1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

	Accounts From		
	Audited Financial Statements	Unaudited Focus Part II	Difference Increase (Decrease)
Total Stockholder's Equity	$ 155,856	$ 155,857	$ (1)
Deductions and/or Charges			
Non-allowable assets:			
Accounts receivable from representatives	6,488	6,488	-
Accounts receivable greater than 60 days	24,478	24,478	-
Prepaid expenses	27,863	27,863	-
Net Capital Before Haircuts	97,027	97,028	(1)
Haircuts on Securities	-	-	-
Net Capital	$ 97,027	$ 97,028	(1)
Aggregate indebtedness:			
Items included in the statement of financial condition:			
Accrued liabilities	$ 165,402	$ 165,402	$ -
Total aggregate indebtedness	$ 165,402	$ 165,402	$ -
Computation of basic net capital requirement:			
Net Capital	$ 97,027	$ 97,028	$ (1)
Minimum net capital required (6.666% of aggregate indebtedness or $5,000 whichever is greater)	(11,026)	(11,026)	-
Excess net Capital	$ 86,001	$ 86,002	$ (1)
Ratio: aggregate indebtedness to net capital	170.47%	170.47%	0.00%

The accompanying notes are an integral part of these financial statements

PARTNERVEST SECURITIES, INC.

SUPPLEMENTAL STATEMENTS
December 31, 2005

STATEMENTS REGARDING RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SCHEDULE OF RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 OR EXCLUSION THEREFROM

None required. The registrant is excluded from this requirement.

SUPPLEMENTARY INFORMATION

McGowan Guntermann
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
509 E. Montecito Street, 2nd Floor, Santa Barbara, CA 93103, 805.962.9175, fax 805.962.8925, www.mcgowan.com

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming
an Exemption from SEC Rule 15c3-3

To the Stockholder of
Partnervest Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Partnervest Securities, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGowan Guntermann

February 15, 2006